United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Press Release

Vargem Grande Dam has emergency level reduced from 2 to 1

Rio de Janeiro, June 5th, 2019 — Vale S.A. (“Vale”) informs that the Vargem Grande dam, located in the Abóboras mine in Nova Lima, Minas Gerais, Brazil, had its Emergency Action Plan for Mining Dams (PAEBM) level reduced from 2 to 1. The adjustment was registered by Vale on the SIGBM system of the National Mining Agency (ANM) on Tuesday, June 4.

This change in the dam’s status is the result of a series of improvements that Vale has been implementing in the structure since January this year, such as: lowering the water level of the reservoir; cleaning the drainage channels; sensitivity studies with an audit firm to evaluate the impact of the water level lowering on the dam’s stability. A detailed technical evaluation of the irregularities presented by the inclinometer monitoring system (instruments installed in drilled holes to measure irregularities) was also undertaken. It is expected that with the completion of the remaining actions, the structure will be totally removed from the emergency condition.

On February 20, 2019, due to the lack of parameters to evaluate irregularities indicated in the inclinometer monitoring system, Vale decided, for safety reasons, to declare the structure as level 2 and evacuate the Self-Rescue Zone (ZAS).

In total, 51 people were relocated from the Solar da Lagoa condominium and Villas “A” and “E”, from Anglo Gold Ashanti. Vale has informed the Civil Defense about the change in alert level and a meeting with the residents of the ZAS will be scheduled to assess the return to their homes.

In addition, the BR-356 road, between kilometers 37 and 40 (which could be reached in the event of a breach), which has been under constant surveillance, will no longer have to rely on this type of monitoring.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Andre Werner: andre.werner@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Samir Bassil: samir.bassil@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Clarissa Couri: clarissa.couri@vale.com

Julio Molina: julio.molina@vale.com

Luiza Caetano: luiza.caetano@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: June 05, 2019		Director of Investor Relations